

June 26, 2013

Via E-mail
Ms. Kimberly Ross
Executive Vice President and Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017-1307

  Re: **Avon Products, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed February 28, 2013
     Form 10-K/A No. 1 for Fiscal Year Ended December 31, 2012
     Filed March 5, 2013
     File No. 1-4881

Dear Ms. Ross:

  We have reviewed your response dated June 17, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis, page 22

Critical Accounting Estimates, page 24
Taxes, page 26

1. We have read your response to comment 2 in our letter dated June 4, 2013. It remains unclear why you are unable to disclose the amount of foreign source income that you will need to generate to realize the FTC DTAs recognized as of December 31, 2012, as this amount should be known. Please then expand this disclosure to clarify that you have a history of incurring US domestic source losses, which are required to be offset against the foreign source income taxable for the year prior to utilizing the FTC DTAs. Please

confirm to us that you will expand your disclosures in future filings to provide investors with additional information regarding future material uncertainties to the extent that your actual results materially deviate from your current estimates in accordance with Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures regarding material impairment charges.

2. We note your reference to "future domestic profitability" in your expanded draft disclosure. It is unclear what you mean by this phrase. Please revise your disclosure to clarify that you are referring to future US taxable income. If you are referring to US domestic source income, please reconcile this statement with the information provided in your May 13, 2013 letter and your response to comment 1 in your letter dated June 17, 2013.

Results of Continuing Operations – Consolidated, page 29

3. We have read your response to comment 3 in our letter dated June 4, 2013, in which you state that there is a linear relationship between revenue and cost of sales, as you are able to pass along incremental costs to representatives. We further note that you attribute a portion of the decline in gross margin for fiscal year 2012 as compared to fiscal year 2011 to higher supply chain costs, primarily due to increased product costs. We did not note any disclosure that these increased costs were offset by an increase in revenues due to increased pricing. As such, it remains unclear how providing a discussion and analysis of the material components of cost of sales and the material factors impacting each of the material components, including quantification of the extent to which each material factor impacts cost of sales, would be duplicative information for investors. Please advise.

4. We note the additional disclosures you intend to include in your next Form 10-Q in response to comment 4 in our letter dated June 4, 2013. It remains unclear how the disclosures provided fully explain to investors the specific facts and circumstances to Silpada that led to the significant decline in projected future cash flows in your discounted cash flow analysis prepared in the fourth quarter of fiscal year 2012. We continue to request that you provide investors with the following additional information:
   - A detailed discussion of the recruiting incentive programs and when these programs were implemented. As part of your discussion, explain when you were projecting increases in revenues, earnings and cash flows as a result of the expected positive benefits the recruiting incentive programs. It should be clear from your enhanced disclosures why one quarter of below expected results caused a reduction in your forecasted growth rates and cash flows to the degree that resulted in the material impairment charge. Please ensure your enhanced disclosures provide investors with quantified information as well as qualitative information. Please refer to the first and second bullets on page 7 of your unredacted response letter dated June 17, 2013. Please ensure your disclosure clearly explains why as of September 30, 2012, and November 1, 2012, you

continued to believe that the Silpada business would meet the estimated revenue and cash flow targets provided in your fiscal year 2011 impairment test.

- Please disclose the percentage by which actual revenues and cash flows for the fourth quarter of fiscal year 2012 and for fiscal year 2012 fell below the estimated revenues and cash flows for the corresponding periods for the Silpada reporting unit that was included in your fiscal year 2011 discounted cash flow model for purposes of testing goodwill for impairment. Please explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2012 discounted cash flow model.

If you do not believe this information is material to an investor's understanding for the material impairment charge recognized during fiscal year 2012, please provide us with a comprehensive explanation for this conclusion.

5. We note your draft disclosure that you forecasted revenue and the resulting cash flows over ten years using a discounted cash flow model. Please tell us if you also include a terminal value in your discounted cash flow model. If you do, please explain to us how you determined that you can reasonably estimate future revenues and cash flows for the Silpada business over a ten year period. If your discounted cash flow model only includes estimates for a ten year period, please provide us a more comprehensive explanation as to how you estimate revenues and cash flows for the ten year period. Please also explain why a ten year period is a sufficient timeframe for the discounted cash flow model. Please expand your draft disclosures, as appropriate.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief